Exhibit 99.1
March 1, 2011

Ms. Lee Ann Anderson
San Juan Basin Royalty Trust
Compass Bank, Trustee
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116

	Re:	Evaluation Summary
San Juan Basin Royalty Trust Interests
Proved Reserves
As of December 31, 2010

Dear Ms. Anderson:
     As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of the proved reserves owned by the San Juan Basin Royalty Trust, all of which are located in the San Juan Basin of northwestern New Mexico.
     Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

			Proved Reserves
			Producing	Non-Producing	Undeveloped	Total
Net Reserves
Oil/Condensate	—	Mbbl	250.4	2.4	14.7	267.5
Gas	—	MMcf	132,684.9	2,485.4	6,936.1	142,106.4
Revenue
Oil/Condensate	—	M$	17,125.9	161.2	1,006.0	18,293.1
Gas	—	M$	660,565.2	11,416.9	31,186.6	703,168.7
Production Severance Tax	—	M$	62,103.1	1,060.3	2,951.2	66,114.6
Operating Expense	—	M$	0.0	0.0	0.0	0.0
Operating Income (BFIT)	—	M$	615,588.1	10,517.8	29,241.3	655,347.2
Discounted @ 10%	—	M$	362,186.2	5,648.9	14,172.8	382,008.0

Ms. Lee Ann Anderson
San Juan Basin Royalty Trust Interests
March 1, 2011

     The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.
     As to the assumptions, methods and procedures used in connection with the preparation of this report, prices were forecast in accordance with Securities and Exchange Commission guidelines using average annual prices of $4.10 per MMBtu (San Juan) and $79.43 per barrel (WTI Cushing). Gas price adjustments were specified by property with values ranging from 0.60 to over 1.50. The oil price was adjusted for an overall differential of -$11.05 per barrel.
     Operating expenses and capital costs were based on an analysis of data provided by ConocoPhillips (on behalf of Burlington Resources Oil & Gas Company LP). Operating expenses include direct lease operating expenses and administrative overhead. Investments include drilling costs, work-over costs and production equipment costs. Severance taxes were forecast as 9.7% and 9.15% of oil and gas revenue, respectively. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.
     The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to the inherent uncertainties of reserves estimates, it should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     The reserve estimates were based on interpretations of factual data furnished by ConocoPhillips and the San Juan Basin Royalty Trust. Liquid and gas price information, cost and expense history, subject wells and ownership were supplied by ConocoPhillips and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.
     Our work-papers and related data are available for inspection and review by authorized parties.
Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693